Exhibit (4)(A29)

TEACHERS INSURANCE AND ANNUITY ASSOCIATION OF AMERICA

(TIAA)

730 Third Avenue, New York, NY 10017-3206

Telephone: [800-842-2733]

Endorsement to Your TIAA Retirement Choice Plus Annuity Certificate

[ Effective Date: Attached at issue / Upon receipt / Specific date ]

This endorsement modifies the provisions of your TIAA Retirement Choice Plus Annuity Certificate and becomes part of it. Please read this endorsement and attach it to your certificate.

The following provisions are added to your certificate:

Investment Account

The term Investment Account refers to the Real Estate Account or to any subaccount of any other Separate Account available under the contract.

Employee Maturity Date

Your maturity date is the date as of which all of your accumulation has been distributed or applied to provide benefit payments under the terms of the contract. As of such date, TIAA will have no further obligations under the contract to you, beyond those associated with any ongoing payout annuity benefits being paid to you. TIAA is not obliged to accept new premiums on your behalf.

Coordinated Transactions

Coordinated transactions will be deemed to be occurring if TIAA becomes aware that, within 12 months prior to TIAA’s receipt of the contractholder’s request to begin contractholder payments (as described under the heading Contractholder Rights) from the Traditional Annuity accumulation or at any time after TIAA’s receipt of such request, the contractholder, Plan Sponsor, employer, or any other party has engaged in an effort to coach or encourage groups of employees to request internal transfers, retirement plan loans, or lump-sum benefits from their Traditional Annuity accumulations. Under the contract’s current rate schedule, the surrender charge applicable to transfers and lump-sum benefits from your Traditional Annuity accumulation, where such transaction is effected during a period of time in which TIAA has determined that coordinated transactions are occurring, is [ 1.5% ].

Disruptive Transactions

TIAA reserves the right to reject any internal transfer into or out of the Traditional Annuity provided TIAA reasonably determines that such transaction would be disruptive to the efficient management of the Retirement Choice Plus Traditional Annuity. TIAA may also suspend your ability to transact by telephone, fax or over the internet in order to prevent market timing. Your purchase or exchange request could be rejected or electronic trading privileges could be suspended because of the timing or amount of the transfers or because of a history of excessive trading.

Retirement Plan Loan

A retirement plan loan is a disbursement of some or all of your accumulation to provide loans. If your employer plan so provides and in accordance with section 72(p) of the IRC, as amended, and ERISA, to the extent applicable, you may request a retirement plan loan from your accumulations, at any time prior to your maturity date. The loan will be issued in accordance with the terms of a loan agreement. The loan agreement will describe the terms, conditions and any fees or charges for the loan.

President and
Chief Executive Officer

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